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                                                              Exhibit 99.2

CUSTOMER: Port Huron Hospital

APPLICATION:
With approximately 1,100 employees and 142,000 outpatient visits annually, Port Huron Hospital, a 244-bed hospital in Port Huron, Michigan, required the use of several forms and documents to operate the facility and record patient information. The hospital implemented our healthcare solution to ensure enterprise-wide document standardization; lower costs by eliminating pre-printed forms; and increase flexibility to respond to constantly changing requirements for patient information. Equally important to them was Optio's seamless integration to their McKesson/HBO & Company STAR applications and their need for a solution that automatically distributed information throughout the facility. Within the first year of using our software, the hospital estimated they saved $79,000 automating their accounting department to create customized AP and payroll checks, time sheets, payroll advices and other documents. Due to the savings, the hospital will be implementing our solution in several other departments and projects annual savings as much as $250,000.


                            /s/ Port Huron Hospital
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